SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 April 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 27 April 2017 re: 1st Quarter Results

Lloyds Banking Group plc

Q1 2017 Interim Management Statement

27 April 2017

HIGHLIGHTS FOR THE THREE MONTHS ENDED 31 MARCH 2017

Strong underlying performance with significant improvement in statutory profit and returns
● Increase in underlying profit to £2.1 billion with an underlying return on tangible equity of 15.1 per cent
● Positive operating jaws while credit quality remains strong with asset quality ratio of 12 basis points
● Statutory profit before tax increased to £1.3 billion; statutory return on tangible equity of 8.8 per cent
● Strong balance sheet maintained with CET1 ratio of 14.5 per cent (pre dividend accrual)
● Tangible net assets per share increased to 56.5 pence driven by strong underlying profit

Our differentiated UK focused business model continues to deliver
● Simple, efficient and low risk business model providing competitive advantage
● Strong capital generation of 0.7 percentage points
● UK government shareholding now below 2 per cent

On track to deliver the Group financial targets for 2017 with longer term guidance maintained
● Net interest margin for the year now expected to be close to 2.80 per cent (pre MBNA)
● Expect open book mortgage balances to stabilise and then grow to close the year in line with 31 December 2016
● Asset quality ratio for the year now expected to be inside existing 25 basis points guidance (pre MBNA)
● Expect 2017 capital generation to be at the top end of the 170-200 basis points ongoing guidance range
● Continue to target a cost:income ratio of around 45 per cent exiting 2019 with reductions every year
● Expect to generate a statutory return on tangible equity of between 13.5 and 15.0 per cent in 2019

GROUP CHIEF EXECUTIVE'S STATEMENT

In the first three months of this year we have delivered strong financial performance with increased underlying profit, a significant improvement in statutory profit and returns, and strong capital generation. These results continue to demonstrate the strength of our customer focused, simple and low risk business model and our ability to respond to a challenging operating environment.

The UK economy continues to benefit from low unemployment and reduced levels of indebtedness, and asset quality remains strong and is stable across the portfolio. We remain committed to supporting the people, businesses and communities in the UK through our Helping Britain Prosper Plan and putting customers first. As announced earlier this month, we are determined that the victims of HBOS Reading are fairly, swiftly and appropriately compensated and we have set aside a provision of £100 million in our first quarter results.

We continue to make good progress against our strategic priorities of creating the best customer experience; becoming simpler and more efficient; and delivering sustainable growth; and we remain on track to deliver the Group financial targets for 2017, whilst maintaining our longer term guidance.

António Horta-Osório
Group Chief Executive

CONSOLIDATED INCOME STATEMENT − UNDERLYING BASIS

	Three months ended	Three months ended		Three months ended
	31 Mar	31 Mar		31 Dec
	2017	2016	Change	2016	Change
	£ million	£ million	%	£ million	%
Net interest income	2,928	2,906	1	2,805	4
Other income	1,482	1,477	-	1,545	(4)
Total income	4,410	4,383	1	4,350	1
Operating lease depreciation	(232)	(193)	(20)	(226)	(3)
Net income	4,178	4,190	-	4,124	1
Operating costs	(1,968)	(1,987)	1	(2,134)	8
Impairment	(127)	(149)	15	(196)	35
Underlying profit	2,083	2,054	1	1,794	16

Volatility and other items	(229)	(1,285)		(346)
Payment protection insurance provision	(350)	-		-
Other conduct provisions	(200)	(115)		(475)
Statutory profit before tax	1,304	654	99	973	34
Taxation	(414)	(123)		(535)
Profit for the period	890	531	68	438	103

Earnings per share	1.1p	0.6p	83	0.4p	175

Banking net interest margin	2.80%	2.74%	6bp	2.68%	12bp
Average interest-earning banking assets	£431bn	£438bn	(2)	£434bn	(1)
Cost:income ratio	47.1%	47.4%	(0.3)pp	51.7%	(4.6)pp
Asset quality ratio	0.12%	0.14%	(2)bp	0.17%	(5)bp
Return on risk-weighted assets	3.93%	3.70%	23bp	3.26%	67bp
Underlying return on tangible equity	15.1%	15.0%	0.1pp	12.8%	2.3pp
Statutory return on tangible equity	8.8%	5.7%	3.1pp	4.7%	4.1pp
Statutory return on required equity	8.2%	4.4%	3.8pp	3.5%	4.7pp

BALANCE SHEET AND KEY RATIOS

	At 31 Mar	At 31 Dec	Change
	2017	2016	%
Loans and advances to customers1	£445bn	£450bn	(1)
Customer deposits2	£415bn	£413bn	-
Loan to deposit ratio	107%	109%	(2)pp
Total assets	£817bn	£818bn	-
Common equity tier 1 ratio pre 2017 dividend accrual3	14.5%	13.8%	0.7pp
Common equity tier 1 ratio3	14.3%	13.8%	0.5pp
Transitional total capital ratio	21.9%	21.4%	0.5pp
Leverage ratio3	5.0%	5.0%	-
Risk-weighted assets	£214bn	£216bn	(1)
Tangible net assets per share	56.5p	54.8p	1.7p

1	Excludes reverse repos of £11.2 billion (31 December 2016: £8.3 billion).
2	Excludes repos of £0.4 billion (31 December 2016: £2.5 billion).
3	The common equity tier 1 and leverage ratios at 31 December 2016 were reported on a pro forma basis, including the dividend paid by the Insurance business in February 2017 relating to 2016 earnings.

REVIEW OF FINANCIAL PERFORMANCE

Strong underlying performance with significant improvement in statutory profit and returns
The Group's underlying profit in the quarter was £2,083 million, 1 per cent higher than the first quarter of 2016, with higher total income, a further reduction in operating costs and lower impairment charges. The underlying return on tangible equity remains strong at 15.1 per cent (2016: 15.0 per cent).

Statutory profit before tax increased to £1,304 million, given the strong underlying profit and significant reduction in below the line items. Statutory profit after tax was £890 million and the return on tangible equity improved to 8.8 per cent (2016: 5.7 per cent).

The Group's CET1 ratio improved to 14.3 per cent (31 December 2016: 13.8 per cent). The Group generated 0.7 percentage points of CET1 capital in the quarter pre dividend accrual. Tangible net assets per share increased to 56.5 pence (31 December 2016: 54.8 pence).

Total income

	Three months ended	Three months ended		Three months ended
	31 Mar	31 Mar		31 Dec
	2017	2016	Change	2016	Change
	£ million	£ million	%	£ million	%

Net interest income	2,928	2,906	1	2,805	4
Other income	1,482	1,477	-	1,545	(4)
Total income	4,410	4,383	1	4,350	1
Operating lease depreciation¹	(232)	(193)	(20)	(226)	(3)
Net income	4,178	4,190	-	4,124	1

Banking net interest margin	2.80%	2.74%	6bp	2.68%	12bp
Average interest-earning banking assets	£430.9bn	£438.2bn	(2)	£434.0bn	(1)

1	Net of gains on disposal of leased assets.

Total income increased slightly to £4,410 million with small increases in both net interest income and other income.

Net interest income was 1 per cent higher at £2,928 million reflecting the 6 basis point improvement in net interest margin partly offset by a 2 per cent reduction in average interest-earning banking assets. The improvement in net interest margin was driven by further reductions in wholesale funding and deposit costs, which more than offset the continued pressure from asset pricing. The increase in both net interest income and net interest margin from the fourth quarter 2016 was predominantly driven by lower deposit costs following pricing actions taken in December. Non-banking net interest expense reduced to £47 million compared with £84 million in the first quarter of 2016, due to lower costs from past liability management exercises and other items. The Group now expects the net interest margin for the year to be close to 2.80 per cent, excluding MBNA.

Other income of £1,482 million was slightly up on the first quarter of 2016 (£1,477 million). This increase was largely driven by Consumer Finance following further contract hire fleet leasing growth in the Lex Autolease business, with slightly weaker Retail and Commercial Banking income whilst Insurance income was stable year-on-year and included the benefit of further bulk annuity transactions.

Operating costs

	Three months ended	Three months ended		Three months ended
	31 Mar	31 Mar		31 Dec
	2017	2016	Change	2016	Change
	£ million	£ million	%	£ million	%

Operating costs	1,968	1,987	1	2,134	8
Cost:income ratio	47.1%	47.4%	(0.3)pp	51.7%	(4.6)pp
Operating jaws	1%
Simplification savings annual run-rate	1,051	495		947

Operating costs were 1 per cent lower than in the first quarter of 2016 at £1,968 million reflecting tight cost control and further benefits from the Simplification programme. The Group remains on track to deliver the £1.4 billion of targeted Simplification run-rate savings by the end of 2017 and has delivered £1.1 billion of annual run-rate savings to date.

The cost:income ratio improved to 47.1 per cent with positive jaws of 1 per cent. The Group continues to expect the cost:income ratio for 2017 to be lower than 2016 (48.7 per cent).

Impairment

	Three months ended	Three months ended		Three months ended
	31 Mar	31 Mar		31 Dec
	2017	2016	Change	2016	Change
	£ million	£ million	%	£ million	%

Total impairment charge	127	149	15	196	35
Asset quality ratio	0.12%	0.14%	(2)bp	0.17%	(5)bp
Gross asset quality ratio	0.23%	0.22%	1bp	0.31%	(8)bp
Impaired loans as a % of closing advances	1.8%	2.0%	(0.2)pp	1.8%	−
Provisions as a % of impaired loans	43.2%	44.7%	(1.5)pp	43.4%	(0.2)pp

Credit quality remains strong and is stable across the portfolio. The impairment charge was £127 million, compared with £149 million in the first quarter of 2016 and the asset quality ratio was 12 basis points (2016: 14 basis points) reflecting our prudent approach to risk and the benefit from debt sales made in the quarter. The gross asset quality ratio was 23 basis points (2016: 22 basis points). The Group now expects the asset quality ratio for the year to be inside our existing guidance of 25 basis points, excluding MBNA.

Impaired loans as a percentage of closing advances were 1.8 per cent, in line with the end of December, with provisions as a percentage of impaired loans remaining broadly stable at 43 per cent.

Statutory profit

	Three months ended	Three months ended		Three months ended
	31 Mar	31 Mar		31 Dec
	2017	2016	Change	2016	Change
	£ million	£ million	%	£ million	%

Underlying profit	2,083	2,054	1	1,794	16
Volatility and other items
Enhanced Capital Notes	-	(790)		-
Market volatility and asset sales	12	(203)		46
Amortisation of purchased intangibles	(23)	(84)		(85)
Restructuring costs	(157)	(161)		(232)
Fair value unwind	(61)	(47)		(75)
	(229)	(1,285)		(346)
Payment protection insurance provision	(350)	-		-
Other conduct provisions	(200)	(115)		(475)
Statutory profit before tax	1,304	654	99	973	34
Taxation	(414)	(123)		(535)
Profit for the period	890	531	68	438	103

Statutory profit before tax increased to £1,304 million (2016: £654 million).

The charge of £790 million for Enhanced Capital Notes in the first quarter of 2016 represented the write-off of the embedded derivative and the premium paid on the redemption of the remaining notes.

Market volatility and asset sales of £12 million included positive insurance volatility of £3 million compared to negative £163 million in the first quarter of 2016.

Restructuring costs were £157 million (2016: £161 million) and comprised severance costs relating to the Simplification programme, the announced rationalisation of the non-branch property portfolio and the work on implementing the ring-fencing requirements.

As previously announced to the market, the results include an additional £350 million PPI provision following the release of the revised policy statement by the FCA on 2 March 2017. The additional provision has been taken to reflect the estimated impact of the policy statement including the revised arrangements for Plevin cases, which includes a requirement to proactively contact customers who have previously had their complaints defended, and which is likely to increase estimated volumes and redress. The policy statement also confirmed a two month extension to the time bar to the end of August 2019.

Other conduct provisions of £200 million include the £100 million estimated compensation costs for economic losses, distress and inconvenience caused to the victims of the HBOS Reading fraud and £100 million for Retail conduct matters.

Taxation
The tax charge was £414 million, representing an effective tax rate of 32 per cent. The high effective tax rate reflects the banking surcharge and restrictions on the deductibility of conduct provisions.

Return on tangible equity
The return on tangible equity improved to 8.8 per cent (2016: 5.7 per cent), reflecting the significant increase in statutory profit after tax in the period. The Group continues to expect to generate a statutory return on tangible equity of between 13.5 and 15.0 per cent in 2019.

Balance sheet

	At 31 Mar	At 31 Dec	Change
	2017	2016	%

Loans and advances to customers1	£445bn	£450bn	(1)
Customer deposits2	£415bn	£413bn	-
Loan to deposit ratio	107%	109%	(2)pp

Wholesale funding	£106bn	£111bn	(4)
Wholesale funding <1 year maturity	£31bn	£35bn	(13)
Of which money-market funding <1 year maturity3	£15bn	£14bn	12
Liquidity coverage ratio - eligible assets	£133bn	£121bn	10

Common equity tier 1 ratio pre 2017 dividend accrual4	14.5%	13.8%	0.7pp
Common equity tier 1 ratio4	14.3%	13.8%	0.5pp
Leverage ratio4	5.0%	5.0%	-

Tangible net assets per share	56.5p	54.8p	1.7p

1	Excludes reverse repos of £11.2 billion (31 December 2016: £8.3 billion).
2	Excludes repos of £0.4 billion (31 December 2016: £2.5 billion).
3	Excludes balances relating to margins of £2.7 billion (31 December 2016: £3.2 billion) and settlement accounts of £1.2 billion (31 December 2016: £1.8 billion).
4	The common equity tier 1 and leverage ratios at 31 December 2016 were reported on a pro forma basis, including the dividend paid by the Insurance business in February 2017 relating to 2016 earnings.

Loans and advances to customers were £445 billion compared with £450 billion at 31 December 2016. We have seen continued net lending growth in our key targeted growth areas of Consumer Finance and SME, but this has been more than offset by a reduction in the Global Corporates segment, driven by ongoing optimisation for capital and returns, and some contraction in the open and closed mortgage portfolios. Whilst open book mortgage balances continued to decline in the first quarter, it is anticipated that balances will stabilise and then grow to close the year in line with the position at 31 December 2016.

The increase in deposit balances was driven by the continued strong inflows from Commercial clients.

The Group's liquidity position remains strong. The increase in liquid assets in the quarter reflects actions taken in anticipation of the MBNA acquisition.

The CET1 ratio improved to 14.3 per cent (31 December 2016: 13.8 per cent). The Group generated 0.7 percentage points of CET1 capital in the quarter before accruing for 2017 dividends, driven by the strong underlying financial performance partly offset by conduct provisions.

The Group continues to expect ongoing CET1 capital generation of between 170 and 200 basis points pre dividend. In 2017, capital generation is expected to be at the top end of this range.

STATUTORY CONSOLIDATED INCOME STATEMENT AND BALANCE SHEET (UNAUDITED)

	Threemonthsended	Threemonthsended
	31 Mar	31 Mar
	2017	2016
Income statement	£ million	£ million

Net interest income	2,363	2,761
Other income, net of insurance claims	2,027	612
Total income, net of insurance claims	4,390	3,373
Total operating expenses	(2,980)	(2,586)
Impairment	(106)	(133)
Profit before tax	1,304	654
Taxation	(414)	(123)
Profit for the period	890	531

Profit attributable to ordinary shareholders	766	405
Profit attributable to other equity holders1	105	101
Profit attributable to equity holders	871	506
Profit attributable to non-controlling interests	19	25
Profit for the period	890	531

	At 31 Mar	At 31 Dec
Balance sheet	2017	2016
	£ million	£ million
Assets
Cash and balances at central banks	56,461	47,452
Trading and other financial assets at fair value through profit or loss	166,068	151,174
Derivative financial instruments	32,589	36,138
Loans and receivables	465,972	488,257
Available-for-sale financial assets	54,330	56,524
Other assets	41,996	38,248
Total assets	817,416	817,793

Liabilities
Deposits from banks	22,198	16,384
Customer deposits	415,149	415,460
Trading and other financial liabilities at fair value through profit or loss	56,362	54,504
Derivative financial instruments	32,075	34,924
Debt securities in issue	73,862	76,314
Liabilities arising from insurance and investment contracts	117,286	114,502
Subordinated liabilities	18,969	19,831
Other liabilities	31,403	37,059
Total liabilities	767,304	768,978

Shareholders' equity	44,303	43,020
Other equity instruments	5,355	5,355
Non-controlling interests	454	440
Total equity	50,112	48,815
Total equity and liabilities	817,416	817,793

1
The profit after tax attributable to other equity holders of £105 million (three months to 31 March 2016: £101 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £26 million (three months to 31 March 2016: £20 million).

NOTES

1.         Summary of movements in total equity

	Shareholders'equity	Otherequityinstruments	Non-controllinginterests	Totalequity
	£m	£m	£m	£m

Balance at 1 January 2017	43,020	5,355	440	48,815

Profit for the period	871	-	19	890
Other comprehensive income				−
Post-retirement defined benefit pension schemeremeasurements	440	-	-	440
Movements in revaluation reserve in respect ofavailable-for-sale financial assets	330	-	-	330
Cash flow hedging reserve	(37)	-	-	(37)
Currency translation differences and other	(9)	-	-	(9)
Tax	(167)	-	-	(167)
Total other comprehensive income	557	-	-	557
Total comprehensive income	1,428	-	19	1,447

Transactions with owners
Distributions on other equity instruments, net of tax	(79)	-	-	(79)
Issue of ordinary shares	8	-	-	8
Treasury shares and employee award schemes	(74)	-	-	(74)
Changes in non-controlling interests	-	-	(5)	(5)
Total transactions with owners	(145)	-	(5)	(150)

Balance at 31 March 2017	44,303	5,355	454	50,112

2.         Reconciliation between statutory and underlying basis results

The tables below set out the reconciliation from the statutory results to the underlying basis results.

		Removal of:
	Lloyds
	Banking	Volatility			Other
	Group	and other	Insurance		conduct	Underlying
	statutory	items1	gross up2	PPI	provisions	basis
Three months ended 31 March 2017	£m	£m	£m	£m	£m	£m

Net interest income	2,363	66	499	-	-	2,928
Other income, net of insurance claims	2,027	(21)	(524)	-	-	1,482
Total income	4,390	45	(25)	-	-	4,410
Operating lease depreciation		(232)	-	-	-	(232)
Net income	4,390	(187)	(25)	-	-	4,178
Operating expenses3	(2,980)	437	25	350	200	(1,968)
Impairment	(106)	(21)	-	-	-	(127)
Profit before tax	1,304	229	-	350	200	2,083

		Removal of:
	Lloyds
	Banking	Volatility			Other
	Group	and other	Insurance		conduct	Underlying
	statutory	items4	gross up2	PPI	provisions	basis
Three months ended 31 March 2016	£m	£m	£m	£m	£m	£m

Net interest income	2,761	69	76	-	-	2,906
Other income, net of insurance claims	612	979	(114)	-	-	1,477
Total income	3,373	1,048	(38)	-	-	4,383
Operating lease depreciation		(193)	-	-	-	(193)
Net income	3,373	855	(38)	-	-	4,190
Operating expenses3	(2,586)	446	38	-	115	(1,987)
Impairment	(133)	(16)		-	-	(149)
Profit before tax	654	1,285	-	-	115	2,054

1
Comprises the effects of asset sales (losses of £12 million); volatile items (gain of £20 million); liability management (gain of £4 million; the amortisation of purchased intangibles (£23 million); restructuring costs (£157 million, comprising severance costs relating to the Simplification programme, the announced rationalisation of the non-branch property portfolio and the work on implementing the ring-fencing requirements); and the fair value unwind and other items (loss of £61 million).

2
The Group's insurance businesses' income statements include income and expenditure which are attributable to the policyholders of the Group's long-term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

3	The statutory basis figure is the aggregate of operating costs and operating lease depreciation.
4
Comprises the write-off of the ECN embedded derivative and premium paid on redemption of the remaining notes (loss of £790 million); the effects of asset sales (loss of £1 million); volatile items (loss of £201 million); liability management (loss of £1 million; the amortisation of purchased intangibles (£84 million); restructuring costs (£161 million, principally comprising the severance related costs under phase II of the Simplification programme); and the fair value unwind and other items (loss of £47 million).

3.         Returns on tangible equity

The Group's underlying return on tangible equity for three months to 31 March 2017 was 15.1 per cent (2016: 15.0 per cent). The Group's statutory return on tangible equity for three months to 31 March 2017 was 8.8 per cent (2016: 5.7 per cent).

	Three months ended	Three months ended
	31 Mar	31 Mar
	2017	2016
	£bn	£bn
Underlying return on tangible equity
Average shareholders' equity	43.7	42.3
Average intangible assets	(3.9)	(4.0)
Average tangible equity	39.8	38.3

Underlying profit after tax (£m)	1,527	1,490
Add back amortisation of intangible assets (post tax) (£m)	49	43
Less profit attributable to other equity holders (£m)	(79)	(81)
Less profit attributable to non-controlling interests (£m)	(19)	(25)
Adjusted underlying profit after tax	1,478	1,427

Underlying return on tangible equity	15.1%	15.0%

Statutory return on tangible equity
Group statutory profit after tax (£m)	890	531
Add back amortisation of intangible assets (post tax) (£m)	49	43
Add back amortisation of purchased intangible assets (post tax) (£m)	26	73
Less profit attributable to other equity holders (£m)	(79)	(81)
Less profit attributable to non-controlling interests (£m)	(19)	(25)
Adjusted statutory profit after tax	867	541

Statutory return on tangible equity	8.8%	5.7%

4.         Quarterly underlying basis information

	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended
	31 Mar	31 Dec	30 Sept	30 June	31 Mar
	2017	2016	2016	2016	2016
	£m	£m	£m	£m	£m

Net interest income	2,928	2,805	2,848	2,876	2,906
Other income	1,482	1,545	1,427	1,616	1,477
Total income	4,410	4,350	4,275	4,492	4,383
Operating lease depreciation	(232)	(226)	(241)	(235)	(193)
Net income	4,178	4,124	4,034	4,257	4,190
Operating costs	(1,968)	(2,134)	(1,918)	(2,054)	(1,987)
Impairment	(127)	(196)	(204)	(96)	(149)
Underlying profit	2,083	1,794	1,912	2,107	2,054
Enhanced Capital Notes	-	-	-	-	(790)
Market volatility and asset sales	12	46	265	331	(203)
Amortisation of purchased intangibles	(23)	(85)	(87)	(84)	(84)
Restructuring costs	(157)	(232)	(83)	(146)	(161)
Fair value unwind and other items	(61)	(75)	(46)	(63)	(47)
Payment protection insurance provision	(350)	-	(1,000)	-	-
Other conduct provisions	(200)	(475)	(150)	(345)	(115)
Statutory profit before tax	1,304	973	811	1,800	654

Banking net interest margin	2.80%	2.68%	2.69%	2.74%	2.74%
Average interest-earning banking assets	£430.9bn	£434.0bn	£435.9bn	£435.6bn	£438.2bn
Cost:income ratio	47.1%	51.7%	47.5%	48.2%	47.4%
Asset quality ratio	0.12%	0.17%	0.18%	0.09%	0.14%

5.         Tangible net assets per share

The table below shows the reconciliation between the Group's shareholders' equity and its tangible net assets.

	At 31 Mar	At 31 Dec
	2017	2016
	£m	£m

Shareholders' equity	44,303	43,020
Goodwill	(2,016)	(2,016)
Intangible assets	(1,742)	(1,681)
Purchased value of in-force business	(331)	(340)
Other, including deferred tax effects	155	170
Tangible net assets	40,369	39,153

Ordinary shares in issue, excluding Own shares	71,476m	71,413m
Tangible net assets per share	56.5p	54.8p

CAPITAL AND LEVERAGE DISCLOSURES

		Transitional			Fully loaded
	At 31 Mar		At 31 Dec	At 31 Mar		At 31 Dec
	2017		2016	2017		2016
Capital resources	£ million		£ million	£ million		£ million
Common equity tier 1
Shareholders' equity per balance sheet	44,303		43,020	44,303		43,020
Deconsolidation adjustments1	1,848		1,342	1,848		1,342
Other adjustments	(4,317)		(3,893)	(4,317)		(3,893)
Deductions from common equity tier 1	(11,246)		(11,185)	(11,246)		(11,185)
Common equity tier 1 capital	30,588		29,284	30,588		29,284

Additional tier 1 instruments	8,075		8,626	5,320		5,320
Deductions from tier 1	(1,292)		(1,329)	-		-
Total tier 1 capital	37,371		36,581	35,908		34,604

Tier 2 instruments and eligible provisions	11,032		11,113	7,580		7,918
Deductions from tier 2	(1,640)		(1,571)	(2,932)		(2,900)
Total capital resources	46,763		46,123	40,556		39,622

Total risk-weighted assets	213,715		215,534	213,715		215,534

Leverage
Statutory balance sheet assets				817,416		817,793
Deconsolidation and other adjustments1				(160,140)		(169,370)
Off-balance sheet items				58,536		58,685
Total exposure measure				715,812		707,108

Ratios
Common equity tier 1 capital ratio	14.3%		13.6%	14.3%		13.6%
Tier 1 capital ratio	17.5%		17.0%	16.8%		16.1%
Total capital ratio	21.9%		21.4%	19.0%		18.4%
Leverage ratio2				5.0%		4.9%
Modified UK leverage ratio3				5.4%		5.2%
Average modified UK leverage ratio4				5.3%
Average modified UK leverage exposure measure5				663,917

1	Deconsolidation adjustments relate to the deconsolidation of certain Group entities for regulatory capital and leverage purposes, being primarily the Group's Insurance business.
2	The countercyclical leverage ratio buffer is currently nil.
3	The Group's leverage ratio on a modified basis, excluding qualifying central bank claims from the exposure measure in accordance with the rule modification applied to the UK Leverage Ratio Framework.
4
The average modified UK leverage ratio is based on the average of the month end tier 1 capital and modified exposure measures over the quarter (1 January 2017 to 31 March 2017). The average of 5.3 per cent reflected a strengthening tier 1 capital position against a broadly flat exposure measure over the quarter.

5	The average modified UK leverage exposure measure is based on the average of the month end exposure measures over the quarter (1 January 2017 to 31 March 2017).

The European Banking Authority (EBA) published revised guidelines on Pillar 3 disclosure formats and frequency in December 2016. The guidelines require specific disclosures to be published on a quarterly basis which the Group has provided through a separate report ('Q1 2017 Interim Pillar 3 Report'), a copy of which is located at www.lloydsbankinggroup.com/investors/financial-performance/other-disclosures

APPENDIX

Summary of alternative performance measures
The Group calculates a number of metrics that are used throughout the banking and insurance industries, on an underlying basis. A description of these measures and their calculation is set out below.

Asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers after releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Banking net interest margin	Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross banking interest-earning assets for the period
Cost:income ratio	Operating costs as a percentage of net income calculated on an underlying basis
Gross asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers before releases and write-backs expressed as a percentage of average gross loans and advances to customers for the period

Impaired loans as a percentage of closing advances	Impaired loans and advances to customers adjusted to exclude Retail and Consumer Finance loans in recoveries expressed as a percentage of closing gross loans and advances to customers
Loan to deposit ratio	The ratio of loans and advances to customers net of allowance for impairment losses and excluding reverse repurchase agreements divided by customer deposits excluding repurchase agreements
Operating jaws	The difference between the period on period percentage change in net income and the period on period change in operating costs calculated on an underlying basis
Present value of new business premium	The total single premium sales received in the period (on an annualised basis) plus the discounted value of premiums expected to be received over the term of the new regular premium contracts
Required equity	The amount of shareholders' equity and non-controlling interests required to achieve a common equity tier 1 ratio of 12.0 per cent after allowing for regulatory adjustments and deductions
Return on assets	Underlying profit before tax divided by average total assets for the period
Return on required equity
Statutory profit after tax adjusted to reflect the notional earnings on any excess or shortfall in equity less the post-tax profit attributable to other equity holders, divided by the average required equity for the period

Return on risk-weighted assets	Underlying profit before tax divided by average risk-weighted assets
Return on tangible equity
Statutory profit after tax adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the weighted average number of ordinary shares in issue
Underlying profit	Statutory profit adjusted for certain items as detailed in the Basis of Preparation
Underlying return on required equity
Underlying profit after tax at the standard UK corporation tax rate adjusted to reflect the banking tax surcharge and the notional earnings on any excess or shortfall in equity less the post-tax profit attributable to other equity holders divided by the average required equity for the period

Underlying return on tangible equity
Underlying profit after tax at the standard UK corporation tax rate adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2017.
Statutory basis: Statutory information is set out on page 7. However, a number of factors have had a significant effect on the comparability of the Group's financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group's underlying performance.
− losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature;
− market volatility and asset sales, which includes the effects of certain asset sales, the volatility relating to the Group's own debt and hedging arrangements and that arising in the insurance businesses and insurance gross up;
− the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;
− restructuring costs, comprising severance related costs relating to the Simplification programme, the costs of implementing regulatory reform and ring-fencing and the rationalisation of the non-branch property portfolio; and
− payment protection insurance and other conduct provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the three months ended 31 March 2017 to the three months ended 31 March 2016, and the balance sheet analysis compares the Group balance sheet as at 31 March 2017 to the Group balance sheet as at 31 December 2016.
Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position on pages 2 to 6. Further information on these measures is set out on page 13.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the exit by the UK from the European Union (EU) and the potential for one or more other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@finance.lloydsbanking.com

Andrew Downey
Director of Investor Relations
020 7356 2334
andrew.downey@finance.lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

CORPORATE AFFAIRS
Fiona Laffan
Group Corporate Communications Director
020 7356 2081
fiona.laffan@lloydsbanking.com

Matt Smith
Head of Corporate Media
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland no. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 27 April 2017